eFFECTOR Therapeutics, Inc.

142 North Cedros Avenue, Suite B

Solana Beach, California 92075

January 31, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Jordan Nimitz

Re:	eFFECTOR Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-262339

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of eFFECTOR Therapeutics, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m. Eastern Time on February 2, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Matthew Bush at (858) 523-3962 or, in his absence, Anthony Gostanian at (858) 523-3969.

Thank you for your assistance in this matter.

Very truly yours,

EFFECTOR THERAPEUTICS, INC.

By:	/s/ Michael Byrnes
Michael Byrnes
Chief Financial Officer and Secretary

cc:	Stephen T. Worland, Ph.D., eFFECTOR Therapeutics, Inc.

Cheston Larson, Latham & Watkins LLP.

Matthew T. Bush, Latham & Watkins LLP

Anthony Gostanian, Latham & Watkins LLP